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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (Amendment No. 3)


                          GVI SECURITY SOLUTIONS, INC.
                          ----------------------------
                                (NAME OF ISSUER)
                                ----------------


                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    36242E101
                                    ---------
                                 (CUSIP Number)

                              William A. Teitelbaum
                                 4 Winston Court
                            Dix Hills, New York 11746
                                 (631) 493-0187
                                 --------------

                                    Copy to:
                               Sam Schwartz, Esq.
                  Eiseman Levine Lehrhaupt & Kakoyiannis, P.C.
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 752-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 7, 2006
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------
1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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CUSIP No. 36242E101                   13D                      Page 2 of 5 Pages
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     William A. Teitelbaum
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                        (b) / /

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                           / /

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6    CITIZENSHIP OR PLACE OR ORGANIZATION

     USA
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                7    SOLE VOTING POWER
NUMBER OF
SHARES               2,805,180
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY EACH   8    SHARED VOTING POWER
REPORTING
PERSON WITH          - 0 -
                ----------------------------------------------------------------
                9    SOLE DISPOSITIVE POWER

                     2,805,180
                ----------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER

                     - 0 -
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,805,180
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%
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14   TYPE OF REPORTING PERSON

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 36242E101                   13D                      Page 3 of 5 Pages
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     The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.



Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the Reporting Person owns 2,805,180 Shares, constituting approximately 5.3% of the Shares outstanding. The percentage is based upon 53,198,974 Shares outstanding (as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 15, 2006.

     (b) The Reporting Person has sole power to vote and dispose of 2,805,180 Shares, constituting approximately 5.3% of the Shares outstanding.

     Item 5(c) is hereby amended to add the following:

     During the period August 2, 2006 through September 7, 2006, the Reporting Person sold an aggregate of 4,379,085 Shares in the open market as follows:

Date                   Number of Shares Sold         Price
---------------------------------------------------------------
---------------------------------------------------------------
August 2                      515,000                .0701
August 3                      215,000                .0702
August 4                      600,000                .0718
August 7                      255,000                .0802
August 8                      350,000                .0893
August 9                      257,000                .0802
August 10                     220,000                .0785
August 11                     135,000                .0737
August 14                      50,000                .07
August 15                     200,000                .072
August 16                     120,000                .0742
August 17                     200,000                .0606
August 18                     155,000                .0601
August 21                     157,085                .055
August 24                     250,000                .056
August 25                      80,000                .056
August 28                      15,000                .055
August 30                     300,000                .048
August 31                      30,000                .055
September 1                   100,000                .059
September 6                    75,000                .0537
September 7                   100,000                .05

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CUSIP No. 36242E101                    13D                    Page 4 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 8, 2006                       /s/ William A. Teitelbaum
                                                -----------------------------
                                                William A. Teitelbaum

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CUSIP No. 36242E101                    13D                    Page 5 of 5 Pages
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                                  EXHIBIT INDEX

EXHIBIT                                                                     PAGE
-------                                                                     ----

1.   Form of Agreement and Plan of Merger, dated as of February 20, 2004, by and among Thinking Tools, Inc., GVI Security Acquisition Corp.
     and GVI Security, Inc. (previously filed).                              --

2.   Warrant to purchase 32,857 shares of common stock of GVI Security,
     Inc., dated May 10, 2000 (previously filed).                            --

3.   Form of Registration Rights Agreement, dated as of February 19, 2004, by and among Thinking Tools, Inc. and each of the stockholders of
     Thinking Tools, Inc. listed on Schedule 1 to the agreement (previously
     filed).                                                                 --

4. Settlement Agreement dated as of October 13, 2004, by and among GVI Security Solutions, Inc., GVI Security, Inc., William A. Teitelbaum
     and Alarmax Distributors, Inc. (previously filed).                      --

5.   Letter Agreement, dated December 28, 2004, between the Issuer and the
     Reporting Person (previously filed).                                    --